[Letterhead of Medley Capital Corporation]

February 3, 2017

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Medley Capital Corporation Registration Statement on Form N-2, File No. 333-208746 (the “Registration Statement”)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Medley Capital Corporation (the “Registrant”) hereby respectfully requests that the Registration Statement, including all amendments thereto, be ordered effective on February 6, 2017, at 4:30 p.m., or as soon thereafter as practicable.

The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

By:	/s/ Brook Taube
Brook Taube
Chief Executive Officer